EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement File No. 333-102008 on Form S-8 of Central Vermont Public Service Corporation, of our reports dated March 14, 2005, relating to the consolidated financial statements of Central Vermont Public Service Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the sale by the Company's wholly owned subsidiary, Connecticut Valley Electric Company, of substantially all of its plant assets and its franchise to Public Service Company of New Hampshire on January 1, 2004), the financial statement schedule (Schedule II) and management's report of the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Central Vermont Public Service Corporation for the year ended December 31, 2004.

/S/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 14, 2005